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EXHIBIT (a)(10)

Joseph W. Pope

Chief Financial Officer

(314) 416-4111

                SOUTHSIDE BANCSHARES CORP. ANNOUNCES COMMENCEMENT

                     OF STOCK REDEMPTION VIA A TENDER OFFER



St. Louis, Missouri - January 9, 2001

Thomas M. Teschner, President and Chief Executive Officer of Southside Bancshares Corp., today announced that Southside Bancshares Corp. has commenced a Tender Offer to purchase 1,1000,000 shares of its common stock at a price ranging from $10.75 to $12.25 per share through a modified "Dutch Auction" procedure. Southside, in its discretion, may select a per share price that will enable it to purchase up to 1,469,388 shares, however Southside does not intend to pay more than $18 million for all shares purchased in this Tender Offer.

Southside's Board of Directors has not made any recommendation as to whether any Southside shareholder should tender any or all of such shareholder's shares, or, for those shareholders electing to tender, at what price such shares should be tendered.

Southside Bancshares Corp. is a bank holding company which, through its subsidiary banks, is primarily engaged in commercial banking and providing trust services. Southside and its subsidiaries had, on September 30, 2000, consolidated total assets of approximately $725 million, total liabilities of approximately $658 million and stockholders' equity of approximately $67 million. Southside's subsidiary banks, which operated 17 banking offices in Missouri during 2000, are engaged in the general banking business of accepting funds for deposit, making loans, renting safe deposit boxes and performing such other banking services as are usual and customary in banks of similar size and character.

Southside's headquarters are located at 3606 Gravois Road, St. Louis, Missouri 63116.

For further information, see the complete offer to purchase that was filed with the Securities and Exchange Commission on January 8, 2001 or contact Joseph W. Pope, Senior Vice President and Chief Financial Officer at (314)416-4111.